Contact

art.pedroza4@gmail.com

www.linkedin.com/in/art-pedroza-bba0a84 (LinkedIn)

Top Skills

Talent Management

Start-ups

Cross-functional Team Leadership

Art Pedroza

Co- Founder and Board Member at Kaboodle Corporation
San Jose

Summary

Arthur J. Pedroza has over thirty years of experience with high quality companies such as Wells Fargo Bank, Levi Strauss & Co., Amdahl Corporation, Korn/Ferry International, Solectron, and Palm, Inc. Art's accountabilities have included significant international experience as the Human Resources executive supporting Sales, Marketing and Supply Chain Divisions for multinational companies. Art has led large and moderate sized human resources teams responsible for transforming organizations, key executive worldwide staffing, and talent management.

Prior to joining Rusher Loscavio, Art enjoyed a ten-year career in executive search with Korn/Ferry International as well as his own firm. Clients ranged in size from small privately held companies to Fortune 500 companies, including Raytheon Corporation, Hewlett-Packard Company, and Silicon Graphics.

Art is currently a Board member for the United States Air Force Academy Parent's Association of Northern California and past President of the Association. He is a prior member of the Board of Directors and the Executive Committee of Junior Achievement for Santa Clara Valley. Art earned his Bachelor of Science degree from the University of California at Berkeley in Business Administration.

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Experience

Kaboodle Corporation
Co- Founder Kaboodle
January 2018 - Present (3 years 1 month)
United States

Art Pedroza is a co-founder of Kaboodle. He has devoted the last three years to raising money, assembling a talented and engaged management team, and working with the CEO and other professionals to develop an Investor Deck. The work also includes utilizing financial professionals, CEO's and other investors to ensure that the financials in the investor deck conservatively reflect the market potential and financial opportunity of Kaboodle.

Crowe-Innes & Associates
Vice President & Managing Director, Silicon Valley Technology practice
April 2011 - Present (9 years 10 months)

Rusher Loscavio
Vice President
May 2008 - May 2011 (3 years 1 month)

Executive Search - Retainer Only

Recruit for positions that are Director level and above for the following areas:

Sales and Marketing

Operations and Supply Chain

Services

Palm
Director, World Wide Human Resources
January 2006 - March 2008 (2 years 3 months)

Solectron
Sr Director, World Wide Human Resources
1997 - 2006 (9 years)

Pedroza & Associates
President
1996 - 1997 (1 year)

Korn Ferry
Sr Associate
1990 - 1991 (1 year)

Amdahl
Hr Mgr
1985 - 1987 (2 years)

Levi Strauss
HR Manager
1979 - 1984 (5 years)

Wells Fargo Bank
HR Manager
August 1975 - February 1979 (3 years 7 months)

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Education

University of California, Berkeley